Mail Stop 4561

October 9, 2008

Steven E. Brady
President and Chief Executive Officer
Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

> **Re: Ocean Shore Holding Co.**
> **Form S-1, filed September 12, 2008**
> **File No. 333-153454**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-51000**

Dear Mr. Brady:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1.   With regard to any of the comments below on the registration statement on Form S-1 that are applicable to the company's reports filed under the Securities Exchange Act of 1934, the company should also make such changes in future filings. Please confirm.

Registration Statement Facing Page

2.   Please include on your facing page, the boxes corresponding to whether a registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company and please place a checkmark in the appropriate boxes.

3.   Please include all registrants, including the Plan, on the facing page of the registration statement.

The "Interests" Prospectus

Securities Offered, page 3

4.   It seems inappropriate to assume a price of $10 per share when the price is $9 per share. Please revise.

Description of the Plan, page 5

5.   Please delete the qualification of the summary by reference to the full text of the Plan. You are responsible for the accuracy of the summary. See Rule 411.

Prospectus Cover Page

6.   Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

General

7.   Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise the staff of the reasons for the omission of this table.

Use of Proceeds, page 23

8.   You discuss that the amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand. Please discuss the level of loan demand you are currently experiencing in your market area and the capacity of your market to absorb these funds.

Our Business

Lending Activities

One- to Four-Family Residential Loans, page 35

9.   Page 35 shows that 49.1% of your one- to four-family mortgage loans were
        secured by second homes or rental properties. If expected to have a material
        impact on revenues or net income, please disclose any relevant trends in rental
        homes in your market area.

Analysis of Nonperforming and Classified Assets, page 64

10.   Please revise Table 20 to reflect nonaccrual real estate-mortgage loans and
        commercial loans at June 30, 2008 consistent with the amounts reported in Form
        10-Q for the quarterly period ended June 30, 2008 on page 19, or advise the staff
        otherwise regarding the consistency of these amounts.

Net Portfolio Value Analysis – Table 26. NPV Analysis, page 70

11.   Please revise Table 26 to be consistent with the table presented on page 28 in
        Form 10-Q for the quarterly period ended June 30, 2008, or advise the staff
        otherwise regarding the consistency of the amounts.

Compensation Discussion and Analysis

Executive Compensation, page 83

12.   We note that you have provided an executive compensation table for the 2007
        fiscal year. Please provide an executive compensation table for the past two fiscal
        years.

Other Potential Post-Termination Benefits, page 87

13.   Please revise this section to discuss how the Company determined that the size of
        the post-termination payments were appropriate. Please refer to Item 402(j) and
        402(b) of Regulation S-K.

Stock Ownership, page 96

14.   You note that Hovde Capital Advisors LLC is a beneficial owner of more than 5%
        of the Company's outstanding common stock. To the extent that you know,
        please indicate the effect of this conversion on the amount and percentage of
        present holdings of Hovde Capital Advisors LLC. See Item 202(b)(2) of
        Regulation S-K.

Subscriptions by Executive Officers and Directors, page 98

15.   Please disclose the percentage of total shares to be owned by directors and executive officers and their associates at the minimum of the range.

The Conversion and Offering, page 106

16.   Please discuss in this section the conditions for closing, how funds will be stored until closing, and whether subscription funds will be promptly returned if the conditions are not met, and whether costs will be deducted from these funds.

Index to Financial Statements of Ocean Shore Holding Co., page 140

17.   Please revise the Index to Financial Statements to properly reflect the Consolidated Balance Sheet Dates as of the years ended December 31, 2007 and 2006.

Financial Statements
Consolidated Statements of Financial Condition, page F-2

18.   Please revise the line item Mortgage-backed securities held to maturity estimated fair value - 2008 to refer to the proper unaudited amount of $4,308,994.

Exhibits

19.   Certain exhibits will be filed in the future. We may have comments once those documents are filed, so please provide the staff with copies as soon as practicable.

Exhibit 5.1

20.   The qualification about the resolution with regard to the number of shares is inappropriate. Please delete it.

Prospectus of Ocean Shore Holding, Inc. (NEW)

Proxy Statement of Ocean Shore Holding Co.

Proposal 1 – Approval of the Plan of Conversion

Purchase of Shares, page 31

21.   Revise the discussion to delete the reference to natural persons residing in Lackawanna and Monroe Counties, Pennsylvania and replace it with the reference to natural persons who are residents of Atlantic and Cape May Counties, New Jersey.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11 Executive Compensation

22.   In future filings, please provide the disclosure required by Item 407(e)(5) of
        Regulation S-K.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christina Harley, Staff Accountant at (202)551-3695 or David Irving, Staff Accountant at (202)551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (202) 204-5600
       Aaron M. Kaslow, Esq.
       Kilpatrick Stockton LLP
       607 14th Street, NW, Suite 9000
       Washington, DC 20005